Exhibit 99.1

The Stars Group Welcomes Landmark U.S. Supreme Court Ruling Permitting Sports Betting

Decision opens the door for The Stars Group to expand business broadly in the United States

TORONTO — May 15, 2018 — The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) reacted today to the decision by the United States Supreme Court to strike down, as an unconstitutional exercise of federal power, the nearly 30-year ban on sports betting under the Professional and Amateur Sports Protection Act, or PASPA.

Congress enacted PASPA in 1992, which resulted in all states, other than Nevada and three others, being prohibited from authorizing sports betting.  The litigation that reached the Supreme Court arose from New Jersey’s repeated attempts to resist the federal ban and to legalize sports betting within the state.

“The decision by the Supreme Court is an important step forward in the regulation of sports betting in the United States,” said Marlon Goldstein, Executive Vice President and Chief Legal Officer of The Stars Group. “We believe we are well-positioned to take advantage of any new business and market opportunities, and to work with state legislatures in setting up sports betting frameworks that satisfy local consumers’ interest in sports betting while protecting them through safe and regulated betting environments.”

The decision follows The Stars Group’s recent announcement of its agreement to acquire Sky Betting & Gaming, the fastest growing established sports betting operator in the United Kingdom, the world’s largest online gaming market, and its recent acquisition of 80% of the combined CrownBet and William Hill Australia businesses, which combined form the third largest online sports betting operator in Australia, the world’s second largest online gaming market. The acquisition of Sky Betting & Gaming, which is expected to close in the third quarter of 2018, will create the world’s largest publicly listed online gaming company with massive global scale, deep industry expertise, unrivalled brand awareness, a robust technology platform, expansive player database, and deeply rooted focus on the customer, all of which together will support The Stars Group in establishing itself as an important participant in emerging markets like the United States.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, certain future financial, operational and growth expectations of The Stars Group, including as it relates to the potential regulation of sports betting in the United States and the completion of the acquisition of Sky Betting & Gaming. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions.

Exhibit 99.1

These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com